Energy Exploration Technologies, Inc.

1654 Calle Tulipan, Suite 100

San Juan, Puerto Rico 00927

January 5, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Energy Exploration Technologies, Inc.
Request for Withdrawal of Amendment No. 3 to Offering Statement on Form 1-A File No. 024-12616

Ladies and Gentlemen:

Pursuant to Rule 259(a) of Regulation A promulgated under the Securities Act of 1933, as amended, Energy Exploration Technologies, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Amendment No. 3 to its Offering Statement on Form 1-A (File No. 024-12616), together with all exhibits thereto, publicly filed with the Commission on January 2, 2026 (the “Offering Statement Amendment”).

The Company submits this request for withdrawal because it should have filed the Offering Statement Amendment under the category Post Qualification Amendment rather than Amendment No, 3. Subsequent to the submission of this letter request, the Company will refile the Offering Statement Amendment under the correct category “1-A POS.” The Offering Statement Amendment has not been declared qualified and the Company confirms that no securities have been sold pursuant to the Offering Statement Amendment.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Respectfully,

Energy Exploration Technologies, Inc.

By:	/s/ Teague Egan
Teague Egan
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.
Patrick Costello, Esq.